EXHIBIT 99.1


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  Updated Preliminary Economic Assessment Completed for Seabridge's KSM Project

10% Reduction in Initial Capital and 11% Lower Unit Operating Costs Generate Improved Economics over 2008 Study

Press Release
Source: Seabridge Gold Inc.
On Thursday July 30, 2009, 8:00 am EDT

TORONTO, CANADA--(Marketwire - 07/30/09) - Seabridge Gold Inc. (TSX:SEA -
News)(AMEX:SA - News) announced today positive results from an updated National Instrument 43-101 Preliminary Economic Assessment ("PEA") for its 100% owned KSM project located in northern British Columbia, Canada. The Executive Summary from the updated PEA can be found at www.seabridgegold.net/KSM-ES2009. The complete PEA will be filed on SEDAR at www.sedar.com.

Seabridge President and CEO Rudi Fronk stated that the updated PEA "shows that we are continuing to improve the economics of this outstanding project. Changes in design and a reduction in the strip ratio have materially reduced capital and operating costs compared to our 2008 study. The updated PEA confirms that KSM can be a significant gold producer at a total cost per ounce well below the gold industry average with the added benefits of a very long mine life within a stable political environment. We are now undertaking final in-fill drilling, engineering and environmental programs which will allow us to complete a Preliminary Feasibility Study in early 2010. At that point, we will have successfully taken the KSM project to reserve status."

Similar to the 2008 study, the updated PEA envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of mill feed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port at Stewart, B.C. A separate molybdenum concentrate and gold-silver dore will also be produced at the processing facility.

Two mine plans are considered in the updated PEA: (i) a 30 year mine life designed to maximize a 5% net present value discounted mining schedule; and (ii) an extended 45+ year mine life based on larger pits designed to maximize total undiscounted net cash flow for the project. Both the 30 Year and the extended mine life scenarios would follow a similar development path and capital payback would occur in the same time frame for both scenarios. Although the extended mine life scenario provides useful information, the updated PEA concentrated on the 30 Year scenario which will be used in the preparation of a Preliminary Feasibility Study and in Seabridge's ongoing permitting program. Production highlights for the updated 30 year mine life are as follows (note the higher gold production in the earlier years):


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-----------------------------------------------------
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Total Tonnes to Mill                     1.29 billion
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Annual Tonnes to Mill                    43.2 million
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Average Grades:
 Gold (grams per tonne)                          0.61
 Copper (%)                                      0.22
 Silver (grams per tonne)                        2.21
 Molybdenum (parts per million)                  51.9
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Total Production:
 Gold (ounces)                           19.3 million
 Copper (pounds)                          5.3 billion
 Silver (ounces)                         67.1 million
 Molybdenum (pounds)                     60.0 million
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Years 1-8 Annual Production:
 Gold (ounces)                                766,000
 Copper (pounds)                          136 million
 Silver (ounces)                          2.8 million
 Molybdenum (pounds)                      1.9 million
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Life of Mine Annual Production:
 Gold (ounces)                                644,000
 Copper (pounds)                          176 million
 Silver (ounces)                          2.2 million
 Molybdenum (pounds)                      2.0 million
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Initial capital costs for KSM are now estimated at US$3.08 billion, compared to
US$3.43 billion in the 2008 study, a reduction of approximately US$350 million, or about 10%. Reduced mine equipment requirements and several project design changes contributed to the reduced capital costs. A revised mining schedule optimized the mining operation by reducing waste-to-ore stripping ratio. The primary grinding plant is now located at the Mitchell mine site allowing ore to be transported by slurry pipelines and pumping stations (rather than conveyors) through a tunnel to a further processing site near the tailings management area with access to Highway 37. A high pressure grinding roll (HPGR) circuit now replaces the SAG mill circuit used in the 2008 study. The HPGR circuit will be refined subject to future test work. Rather than using a single large tunnel for ore transport and delivery of supplies to Mitchell, two smaller tunnels have been shown to be more cost effective, facilitating construction, ventilation and operational efficiencies. One of the tunnels will be used to transport ore slurry from Mitchell while returning water, diesel fuel and electrical power to the KSM mine site. The other tunnel will be used for transport of personnel and supplies to the Mitchell mine site from the plant location near Highway 37. After delivery of the slurry to the process plant, further primary grinding prior to flotation will be accomplished with efficient tower mills rather than ball mills.


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Average mine, process and G&A operating costs over the project's life (including pre-stripping and waste handling) are now estimated at US$10.57 per tonne milled (before base metal credits) compared to US$11.89 per tonne milled in the 2008 study, a reduction of about 11%. Operating costs have been improved from the 2008 study by a new mine schedule which reduced waste-to-ore strip ratios, resulting in lower equipment and manpower requirements. Additionally, the use of the HPGR grinding and further regrinding with tower mills reduced operating costs for grinding media and electrical power.

A base case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of June 30, 2009. This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. An alternate case was also constructed using more conservative metal prices. Finally, a case was prepared using recent spot metal prices. The pre-tax economic results in U.S. dollars for all three cases are as follows:

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                                                   Alternate    Recent Spot
                                     Base Case          Case   Metal Prices
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Net Cash Flow                    $11.6 billion  $6.3 billion  $11.7 billion
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NPV @ 5%                          $3.4 billion  $1.4 billion   $3.7 billion
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IRR (%)                                   12.6           8.5           13.6
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Payback Period (years)                     6.6           8.8            5.8
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Operating Costs Per Ounce of
 Gold Produced (life of mine)              -51           243            114
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Total Costs Per Ounce of Gold
 Produced (includes all capital)           178           472            343
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Metal Prices:
 Gold ($/ounce)                            778           800            950
 Copper ($/pound)                         3.00          2.00           2.50
 Silver ($/ounce)                        13.68         12.50          14.00
 Molybdenum ($/pound)                    26.05         15.00          15.00
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US$/Cdn$ Exchange Rate                    0.90          0.90           0.90
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Note: Operating and total costs per ounce of gold are after base metal credits.
In the Base Case, using 3 year average base metal price assumptions results in a negative estimated cash operating cost for gold.

Seabridge notes that the updated PEA incorporates inferred mineral resources which are considered too geologically speculative to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the updated PEA will be realized. To address this issue, drilling is now underway designed to upgrade the 277 million tonnes of inferred resource contained in the 30 year mine plan to the measured and indicated categories.


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The updated KSM PEA was prepared by leading industry consultants, all of whom are independent of Seabridge and are Qualified Persons under National Instrument 43-101. The QPs have reviewed and approved this news release. The consultants
(QPs) with their responsibilities are as follows:

- Wardrop, A Tetra Tech Company, under the direction of Frank Grills and John Huang (overall report preparation, metallurgical testing, mineral processing, process operating, ore slurry tunnel and capital costs, and infrastructure)

- Moose Mountain Technical Services under the direction of Jim Gray (mine planning, mine capital and mine operating costs)

- W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply and related costs)

 - Rescan Environmental Services Ltd. under the direction of Greg McKillop (environment and permitting)

- Bosche Ventures Ltd. under the direction of Harold Bosche (conveyors, pipeline, pumping, infrastructure, tailings delivery and reclaim)

 - Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and seepage collection ponds, tailings dam, tailings access roads, pipeline, haulage and diversion tunnels, hydro plant and dumps)

- Resource Modeling Inc. under the direction of Michael Lechner (mineral resources)

- McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads)

 - BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

The KSM project is one of the world's largest undeveloped gold/copper projects. The following table summarizes NI 43-101 compliant mineral resources for all three zones at the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news releases dated March 11, 2009 and March 25, 2009 for details).


   KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

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                           Measured Mineral Resources
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Zone            Tonnes       Au    Au Ozs             Cu     Cu Lbs
                  (000)    (g/t)     (000)            (%) (millions)
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Mitchell       579,300     0.66    12,292           0.18      2,298
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Sulphurets                     No measured resources
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Kerr                           No measured resources
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Total          579,300     0.66    12,292           0.18      2,298
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                          Indicated Mineral Resources
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Zone            Tonnes       Au     Au Oz             Cu     Cu Lbs
                  (000)    (g/t)     (000)            (%) (millions)
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Mitchell       930,600     0.62    18,550           0.18      3,692
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Sulphurets      87,300     0.72     2,021           0.27        520
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Kerr           225,300     0.23     1,666           0.41      2,036
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Total        1,243,200     0.56    22,237           0.23      6,248
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            Measured plus Indicated Mineral Resources
           ---------------------------------------------------------
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Zone            Tonnes       Au    Au Ozs             Cu     Cu Lbs
                  (000)    (g/t)     (000)            (%) (millions)
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Mitchell     1,509,900     0.64    30,842           0.18      5,990
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Sulphurets      87,300     0.72     2,021           0.27        520
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Kerr           225,300     0.23     1,666           0.41      2,036
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Total        1,822,500     0.59    34,529           0.21      8,546
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                           Inferred Mineral Resources
           ---------------------------------------------------------
           ---------------------------------------------------------
Zone            Tonnes       Au    Au Ozs             Cu     Cu Lbs
                  (000)    (g/t)     (000)            (%) (millions)
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Mitchell       514,900     0.51     8,442           0.14      1,589
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Sulphurets     160,900     0.63     3,259           0.17        603
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Kerr            69,900     0.18       405           0.39        601
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Total          745,700     0.50    12,106           0.17      2,793
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Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or
expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.


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Contact:
     Contacts:
     Seabridge Gold Inc.
     Rudi P. Fronk
     President and C.E.O.
     (416) 367-9292
     (416) 367-2711 (FAX)
     Email: info@seabridgegold.net
     Website: http://www.seabridgegold.net